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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from              to

  Commission file number 0-13942

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN
(Full title of the plan)

MAGNA INTERNATIONAL INC.
337 Magna Drive, Aurora, Ontario, Canada L4G 7K1

(Name of issuer of the securities held pursuant
to the plan and the address of its principal
executive offices)

Registrant's telephone number, including area code (905) 726-2462

Notices and communications from the
Securities and Exchange Commission
Relative to this report should be
Forwarded to:

Bassem Shakeel
Assistant Secretary
Magna International Inc.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1

(i)

FINANCIAL STATEMENTS AND EXHIBIT

(a) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Page No.
THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN:
Report of Independent Registered Public Accounting Firm	1
AUDITED FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
SUPPLEMENTAL SCHEDULES
Supplemental schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	16
Schedule H, Line 4j — Schedule of Reportable Transactions	20

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which such schedules are required or because such schedules have been previously submitted to the Department of Labor.

(b) EXHIBIT

  Exhibit 23 — Consent of Independent Registered Public Accounting Firm

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MAGNA GROUP OF COMPANIES RETIREMENT
SAVINGS PLAN by MAGNA INTERNATIONAL INC. in its capacity as Plan Administrator

DATE July 12, 2006	/s/ MARC NEEB By: Marc Neeb Title: Executive Vice-President, Global Human Resources
/s/ PATRICK W. D. MCCANN By: Patrick W. D. McCann Title: Vice-President and Controller

(ii)

Financial Statements and Supplemental Schedules

The Magna Group of Companies
Retirement Savings Plan
(formerly the Magna International of America 401(k) Plan)

Years Ended December 31, 2005 and 2004

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN
(formerly the Magna International of America 401(k) Plan)

Audited Financial Statements and Supplemental Schedules

December 31, 2005, 2004 and 2003 and
Years ended December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Pension Committee of
 The Magna Group of Companies Retirement Savings Plan

        We have audited the accompanying statements of net assets available for benefits of The Magna Group of Companies Retirement Savings Plan (formerly the Magna International of America 401(k) Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        Except as explained in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Principal Life Insurance Company, the custodian of the Plan and Delaware Charter Guarantee & Trust Company, the Trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 2004 and 2003 financial statements, except for comparing the information provided by the custodian and trustee, which is summarized in Note 3, with the related information included in the financial statements and supplemental schedule.

        Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 2004 and 2003, and for the year ended December 31, 2004. The form and content of the information included in the 2004 and 2003 financial statements and schedule, other than that derived from the information certified by the custodian and trustee have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

        Our audit of the Plan's financial statements as of and for the year ended December 31, 2005, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2005 and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 2005, and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

        The information presented in the Schedule of Reportable Transactions does not disclose the historical cost of certain sales transactions and the related gain or loss. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ Ernst & Young LLP

Chicago, Illinois
July 6, 2006.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN
(formerly the Magna International of America 401(k) Plan)

STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS

As of December 31

	2005 $	2004 $	2003 $
ASSETS
Investments (note 3)
Unallocated investment contracts
Deposits in general accounts	73,711,360	63,198,178	39,606,957
Deposits in separate accounts	271,289,218	216,994,711	162,339,294
Deposits in mutual funds	84,887,459	54,578,388	13,202,979
Participant notes receivable	17,803,278	14,166,893	10,146,885
Common stock	194,480,814	4,297,349	71,093
Life insurance policies	49,195	44,248	39,398

Total investments	642,221,324	353,279,767	225,406,606

Contributions receivable from
Employer	20,961,853	203,630	125,673
Participants	1,163,585	686,428	449,131

	22,125,438	890,058	574,804

Total assets	664,346,762	354,169,825	225,981,410

LIABILITIES
Accrued liabilities	210,000	50,000	—

Net assets available for benefits	664,136,762	354,119,825	225,981,410

See accompanying notes

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN
(formerly the Magna International of America 401(k) Plan)

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

Years ended December 31

	2005 $	2004 $
ADDITIONS
Investment income
Interest and dividends	4,874,255	3,087,276
Net appreciation in fair value of investments	31,899,529	28,768,120
Contributions
Employer	32,515,454	9,105,675
Participants	47,814,304	34,923,240
Transfers from other plans (note 6)	254,800,856	79,226,118

Total additions	371,904,398	155,110,429

DEDUCTIONS
Benefits paid to terminated employees	48,274,716	21,156,747
Benefits paid to participating employees	13,388,309	5,584,054
Loan expenses and other	224,436	231,213

Total deductions	61,887,461	26,972,014

Net increase in net assets for the year	310,016,937	128,138,415
Net assets available for benefits, beginning of year	354,119,825	225,981,410

Net assets available for benefits, end of year	664,136,762	354,119,825

See accompanying notes

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN
(formerly the Magna International of America 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

1.     DESCRIPTION OF THE PLAN

  The following description of The Magna Group of Companies Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the restated Plan agreement for a more complete description of the Plan's provisions.

  General

  Certain employees of Magna International of America (the "Primary Employer") and other participating subsidiaries and affiliates of the Primary Employer (collectively the "Employer") are eligible to participate in the Plan.

  The Plan was established by the Primary Employer as the Magna International of America 401(k) Plan on August 1, 1992. The Primary Employer restated the Plan's terms, provisions and conditions effective January 1, 2005. Also, during 2004 and 2005, various 401(k) and deferred profit sharing plans of the Employer were merged into the Plan (note 6). These financial statements reflect the net assets of the original 401(k) plan for all periods presented and include the net assets of these other plans from their respective dates of merger.

  For the 401(k) portion of the Plan, an employee shall first become a plan participant on the earliest monthly date in which the employee has completed six months of eligible service and is 18 years of age or older, referred hereon in as an "Eligible Employee". Effective March 1, 2005, an Eligible Employee may make elective deferral contributions and rollover contributions and effective April 1, 2005, an Eligible Employee may make voluntary contributions in accordance with the non-discriminatory procedures set up by the Plan administrator. For the deferred profit sharing portion of the Plan, an employee is eligible to participate in the Plan if the employee is employed with the Employer on the last day of the Plan year and the employee has completed 1,000 hours of service in the Plan year.

  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan agreement provides that the Plan may invest in Class A Subordinate Voting Shares of Magna International Inc. ("Magna"), the parent company of the Primary Employer.

  The Plan is administered by Magna International Inc. and individuals (Trustees) appointed by the Board of Directors of Magna.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN
(formerly the Magna International of America 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

  Contributions

  The 401(k) portion of the Plan is funded by contributions from employees who may elect to contribute from 2% to 50% of wages, as defined, subject to the maximum amount permitted under the Internal Revenue Code (the "Code"). The Employer may make a discretionary matching contribution. The Employer contributed 50% of the first 6% of regular earnings contributed by a participant in 2005 and 2004. Employees may also defer 2% to 100% of their bonus for a given year, which is not eligible for a matching contribution by the Employer.

  The deferred profit sharing portion of the Plan is a non-contributory, defined contribution plan funded by contributions as determined under the provisions of the Plan, which are generally based on a portion of profits, as defined, as determined by the Employer.

  Subsequent to December 31, 2005, the Plan received $11,849,995 in the form of 163,561 Magna Class A Subordinate Voting Shares and $9,111,858 in cash in settlement of the contribution receivable.

  Participant accounts

  Individual participant accounts are maintained by Principal Life Insurance Company ("Principal") and are credited with employee and Employer contributions in the case of the 401(k) portion of the Plan and allocations of Employer contributions, Plan earnings, and forfeitures of former participants' non-vested amounts in the case of the deferred profit sharing portion of the Plan. Allocations of contributions and forfeitures are based upon compensation and years of service, as defined, while allocations of earnings are recognized by changes in the unit value. Such accounts are valued periodically in accordance with the provisions of the Plan.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN
(formerly the Magna International of America 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

  Vesting

  Vesting for the deferred profit sharing portion of the Plan occurs on the following schedule:

Number of full years of service	Vested percentage
Less than 1	0%
1	30%
2	40%
3	60%
4	80%
5 and after	100%

  Notwithstanding the foregoing, all amounts allocated or re-allocated to a participant shall vest irrevocably to that participant not later than five years after the end of the Plan year in which the amounts are allocated or re-allocated unless the participant has ceased before that time to be an employee. Immediate full vesting also occurs upon a participant's death, total and permanent disability, permanent layoff, or attainment of normal retirement age of 60.

  For the 401(k) portion of the Plan, participants are 100% vested in Employer and employee contributions and allocated earnings thereon.

  Forfeitures

  For the deferred profit sharing portion of the Plan, the non-vested portion of a terminated participant's account balance is not allocated to other Plan participants until the former participant has five consecutive one-year service breaks. Unallocated forfeitures in the Plan assets at December 31, 2005 and Plan forfeitures for the period from March 1, 2005 to December 31, 2005 were not material.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN
(formerly the Magna International of America 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

  Plan benefits

  For the deferred profit sharing portion of the Plan, participants are eligible to receive vested benefits based upon the most recent valuation of their account upon termination of service with the Employer. Under certain provisions of the Plan, benefits may also be distributed at the discretion of the Trustees after 10 continuous years of service. Distributions of Plan benefits are made to eligible participants in one lump-sum payment.

  Withdrawals

  For the 401(k) portion of the Plan, upon retirement, death, disability or termination of service, benefits will be paid in the form of a lump-sum distribution. Certain other withdrawals are permitted in the event of financial hardship, as defined in the Plan agreement.

  Participant notes receivable

  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or greater of a) 50% of their vested account balance excluding amounts related to the participant's profit sharing account or b) $10,000, both reduced by any loan balance on the date the new loan is made. Loan terms range from one to five years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions, not less frequently than quarterly.

  Plan termination

  Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan in whole or in part at any time subject to the provisions of ERISA. In the event of termination of the Plan, the participant accounts will become 100% vested and non-forfeitable.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN
(formerly the Magna International of America 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

2.     SIGNIFICANT ACCOUNTING POLICIES

  Investments

  The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units owned in the separate accounts is based on quoted redemption values on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

  The Plan invests in two types of investment contracts; guaranteed investment contracts (GICs) and the Guaranteed Fixed Income Option Fund. The GICs are non-benefit responsive contracts and are therefore valued at fair value. Fair value is calculated using discounted cash flows using current market rates for similar contracts. The Guaranteed Fixed Income Option Fund is benefit responsive and valued at contract value, which approximates fair value. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because this investment has fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The crediting interest rate for these investment contracts is reset annually by the issuer but cannot be less than zero and was approximately 3% at December 31, 2005 and 2004.

  Realized gains or losses are determined by the average cost method. The change in the difference between current value and the cost of investments is reflected in the statement of changes in net assets available for benefits in net unrealized appreciation or depreciation in fair value of investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  Participant and non-participant directed investments

  Effective July 1, 2005, all or some portion of a participant's account may be invested in Magna Class A Subordinate Voting Shares. For the deferred profit sharing portion of the Plan, 4/7th of the annual profit sharing contribution, as defined, is invested in Magna Class A Subordinate Voting Shares, referred to as the non-participant directed portion of the Plan. The remaining portion of the annual profit sharing contribution is directed by the employee and may include investments in Magna Class A Subordinate Voting Shares. Prior to July 1, 2005, the entire annual profit sharing contribution was invested in Magna Class A Subordinate Voting Shares.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN
(formerly the Magna International of America 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

  Administrative expenses

  The Plan is administered by Magna. Certain administrative expenses of the Plan are paid by Magna and Magna also provides certain administrative services which have not been charged to the Plan. The amount of such expenses and cost of such services have not been determined. Certain administrative expenses not paid directly by Magna may be paid from the Plan in accordance with ERISA provisions.

  Risks and uncertainties

  The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

  Use of estimates

  The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN
(formerly the Magna International of America 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

3.     INVESTMENTS

  All investment information disclosed in the accompanying financial statements and schedules, including investments held at December 31, 2004 and 2003, and net appreciation (depreciation) in fair value of investments, interest, dividends and investment expenses for the year ended December 31, 2004, were obtained or derived from information supplied to the Plan administrator and certified as complete and accurate by the custodian and trustee.

  During 2005 and 2004, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	2005
	Net appreciation (depreciation) in fair value during the year $	Fair value, end of year $
General accounts	(168,486)	73,711,360
Separate accounts	23,519,326	271,289,218
Mutual funds	5,999,673	84,887,459
Common stock	2,544,069	194,480,814
Life insurance policies	4,947	49,195

	31,899,529	624,418,046

	2004
	Net appreciation (depreciation) in fair value during the year $	Fair value, end of year $
General accounts	(167,398)	63,198,178
Separate accounts	24,039,894	216,994,711
Mutual funds	4,664,672	54,578,388
Common stock	226,102	4,297,349
Life insurance policies	4,850	44,248

	28,768,120	339,112,874

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN
(formerly the Magna International of America 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

  The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31 are as follows:

	2005 $	2004 $	2003 $
Magna International Inc. Class A Subordinate Voting Shares	162,070,735	3,603,555	—
Large Cap Stock Index Separate Account	88,097,061	43,427,539	31,827,490
Guaranteed Fixed Income Option	55,328,351	38,383,398	—
Principal Diversified International Stock Separate Account	46,407,429	32,045,890	17,364,630
Vanguard Windsor II ADM Fund	33,817,974	—	—
Bond and Mortgage Separate Account	30,168,054	25,540,133	20,744,168
Real Estate Separate Account	29,942,421	18,366,915	13,635,159
General account	18,383,009	24,814,780	39,606,957
Large Company Blend Separate Account	—	28,376,100	24,180,070
Vanguard Windsor II Fund	—	24,697,507	6,682,961
Small Company Blend Separate Account	—	19,898,306	15,658,923
Money Market Separate Account	—	—	11,892,982

4.     NON-PARTICIPANT-DIRECTED INVESTMENTS

  The Magna International Inc. Class A Subordinate Voting Shares and the Magna International Diversified Stock Fund include both participant and non-participant-directed investments, which are commingled. Substantially all contributions and associated appreciation, income and dividends are non-participant directed until amounts are available for transfer as described in the Plan agreement. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits for non-participant-directed investments is as follows:

	2005 $	2004 $
Magna International Diversified Stock Fund	146,514,476	4,213,366
Magna International Inc. Class A Subordinate Voting Shares	47,966,338	—

	194,480,814	4,213,366

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN
(formerly the Magna International of America 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

	2005 $	2004 $
Changes in net assets available for benefits:
Investment income	2,983,765	213,213
Employer contributions	4,424	—
Participant contributions	65,441	—
Net external transfers	213,667,230	4,761,439
Net inter-fund transfers	(3,701,827)	(312,584)
Distributions to terminated employees	(15,257,674)	(327,156)
Distributions to participating employees	(7,493,911)	(121,546)

Increase in net assets available for benefits	190,267,448	4,213,366

  Subsequent to December 31, 2005, the Plan received $11,849,995 in the form of 163,561 Magna Class A Subordinate Voting Shares in settlement of the contributions receivable.

5.     INCOME TAX STATUS

  The Plan has received a determination letter from the Internal Revenue Service dated October 15, 2002 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended subsequent to the determination letter. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN
(formerly the Magna International of America 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

6.     PLAN TRANSFERS

  2005

  On January 1, 2005, the Davis Employees' 401(k) Plan was merged into the Plan, resulting in a transfer of $7,236,007 in net assets to the Plan. On February 1, 2005, the Davis Industries Inc. defined compensation profit sharing thrift plan was merged into the Plan, resulting in a transfer of $1,272,795 in net assets to the Plan.

  On January 3, 2005, the New Process Gear 401(k) Plan was merged into the Plan, resulting in a transfer of $31,231,212 in net assets to the Plan.

  On March 1, 2005, the Magna International U.S. Employees' Deferred Profit Sharing Plan was merged into the Plan, resulting in a transfer of $161,100,555 in net assets to the Plan.

  On March 1, 2005, the Intier Automotive U.S. Employees' Deferred Profit Sharing Plan was merged into the Plan, resulting in a transfer of $31,372,931 in net assets to the Plan.

  On March 1, 2005, the Decoma International of America U.S. Employees' Deferred Profit Sharing Plan was merged into the Plan, resulting in a transfer of $17,963,486 in net assets to the Plan.

  On March 1, 2005, the Tesma International of America, Inc. U.S. Employees' Deferred Profit Sharing Plan was merged into the Plan, resulting in a transfer of $3,230,258 in net assets to the Plan.

  During 2005, participant loans totaling $1,393,612 were transferred into the Plan.

  2004

  On January 5, 2004, the Holly Retirement Plan was merged into the Plan, resulting in a transfer of $2,325,235 in net assets to the Plan.

  On January 7, 2004, the Optera-Longmont Retirement Plan was merged into the Plan, resulting in a transfer of $704,794 in net assets to the Plan.

  On April 1, 2004, the Donnelly Retirement Plan was merged into the Plan, resulting in a transfer of $73,824,980 in net assets to the Plan.

  During 2004, participant loans totaling $2,371,109 were transferred into the Plan.

Schedules

SCHEDULE H
Line 4(i)

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN
(formerly the Magna International of America 401(k) Plan)
E.I.N. 98-0095901, Plan #002

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

Identity of issuer	Description of investment	Current value $
Principal Life Insurance Company*	Funds on deposit with insurance company in general account	18,383,009
Principal Life Insurance Company*	Funds on deposit with insurance company in general account Guaranteed Fixed Income Option	55,328,351
Principal Life Insurance Company*	Deposits in insurance company Real Estate Separate Account	29,942,421
Principal Life Insurance Company*	Deposits in insurance company Bond and Mortgage Separate Account	30,168,054
Principal Life Insurance Company*	Deposits in insurance company Large Cap Stock Index Separate Account	88,097,061
Principal Life Insurance Company*	Deposits in insurance company Small Cap Value II Separate Account	4,752,312
Principal Life Insurance Company*	Deposits in insurance company Principal Financial Group, Inc. Stock Separate Account	7,183,971
Principal Life Insurance Company*	Deposits in insurance company Small-Cap Stock Index Separate Account	30,289,672
Principal Life Insurance Company*	Deposits in insurance company LifeTime Strategic Income Separate Account	3,296,506
Principal Life Insurance Company*	Deposits in insurance company LifeTime 2010 Separate Account	3,214,685
Principal Life Insurance Company*	Deposits in insurance company LifeTime 2020 Separate Account	12,526,198
Principal Life Insurance Company*	Deposits in insurance company LifeTime 2030 Separate Account	5,674,051
Principal Life Insurance Company*	Deposits in insurance company LifeTime 2040 Separate Account	2,394,696
Principal Life Insurance Company*	Deposits in insurance company LifeTime 2050 Separate Account	1,018,166
Principal Life Insurance Company*	Deposits in insurance company Mid-Cap Stock Index Separate Account	4,719,305
Principal Life Insurance Company*	Deposits in insurance company Diversified International Separate Account	46,407,429
Fidelity Management & Research	Deposits in fund company International Separate Account	1,604,691

*Indicates party in interest to the Plan.

SCHEDULE H
Line 4(i)

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN
(formerly the Magna International of America 401(k) Plan)
E.I.N. 98-0095901, Plan #002

SCHEDULE OF ASSETS (HELD AT END OF YEAR) cont'd

December 31, 2005

Identity of issuer	Description of investment	Cost $	Current value $
T. Rowe Price Capital Appreciation Fund	Deposit in mutual funds		4,673,497
T. Rowe Price New Era Fund	Deposit in mutual funds		634,326
T. Rowe Price Science & Technology Fund	Deposit in mutual funds		3,408,847
Vanguard Windsor II ADM Fund	Deposit in mutual funds		33,817,974
Vanguard Prime Cap Admiral Fund	Deposit in mutual funds		7,559,025
Vanguard Explorer ADM Fund	Deposit in mutual funds		6,970,519
Calamos Growth A Fund	Deposit in mutual funds		11,003,564
American Funds Growth Fund of America R4 Fund	Deposit in mutual funds		16,819,707
Magna International Diversified Stock Fund:
Magna Entertainment Corp.*	Class A Subordinate Voting Shares	1,384,773	1,474,817
MI Development Inc.*	Class A Subordinate Voting Shares	10,191,127	30,935,262
Magna International Inc.*	Class A Subordinate Voting Shares	74,431,733	114,104,397
Magna International Inc. *	Class A Subordinate Voting Shares	31,200,584	47,966,338
Principal Life Insurance Company*	Cash value life insurance policy		49,195
Participant notes receivable*	Maturing at various dates at interest rates ranging from 6.00% to 11.50%		17,803,278

			642,221,324

* Indicates party in interest to the Plan.

SCHEDULE H
Line 4(i)

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN
(formerly the Magna International of America 401(k) Plan)
E.I.N. 98-0095901, Plan #002

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

Identity of issuer	Description of investment	Current value $
Principal Life Insurance Company*	Funds on deposit with insurance company in general account	24,814,780
Principal Life Insurance Company*	Funds on deposit with insurance company in general account Guaranteed Fixed Income Option	38,383,398
Principal Life Insurance Company*	Deposits in insurance company Real Estate Separate Account	18,366,915
Principal Life Insurance Company*	Deposits in insurance company Bond and Mortgage Separate Account	25,540,133
Principal Life Insurance Company*	Deposits in insurance company Large Cap Stock Index Separate Account	43,427,539
Principal Life Insurance Company*	Deposits in insurance company Principal Financial Group, Inc. Stock Separate Account	7,019,908
Principal Life Insurance Company*	Deposits in insurance company Mid-Cap Growth Separate Account	7,572,912
Principal Life Insurance Company*	Deposits in insurance company LifeTime Strategic Income Separate Account	1,426,114
Principal Life Insurance Company*	Deposits in insurance company LifeTime 2010 Separate Account	1,008,566
Principal Life Insurance Company*	Deposits in insurance company LifeTime 2020 Separate Account	10,083,965
Principal Life Insurance Company*	Deposits in insurance company LifeTime 2030 Separate Account	843,028
Principal Life Insurance Company*	Deposits in insurance company LifeTime 2040 Separate Account	313,903
Principal Life Insurance Company*	Deposits in insurance company LifeTime 2050 Separate Account	292,057
Principal Life Insurance Company*	Deposits in insurance company Mid-Cap Stock Index Separate Account	2,294,310
Principal Life Insurance Company*	Deposits in insurance company Large Company Blend Separate Account	28,376,100
Principal Life Insurance Company*	Deposits in insurance company Small Cap Value Separate Account	2,192,836

*Indicates party in interest to the Plan.

SCHEDULE H
Line 4(i)

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN
(formerly the Magna International of America 401(k) Plan)
E.I.N. 98-0095901, Plan #002

SCHEDULE OF ASSETS (HELD AT END OF YEAR) cont'd

December 31, 2004

Identity of issuer	Description of investment	Cost $	Current value $
Principal Life Insurance Company*	Deposits in insurance company International Stock Separate Account		32,045,890
Principal Life Insurance Company*	Deposits in insurance company Bond Emphasis Balanced Separate Account		1,058,102
Principal Life Insurance Company*	Deposits in insurance company Stock Emphasis Balanced Separate Account		1,864,979
Principal Life Insurance Company*	Deposits in insurance company Small Company Blend Separate Account		19,898,306
Principal Life Insurance Company*	Deposits in insurance company International Small Company Separate Account		220,277
Principal Life Insurance Company*	Deposits in insurance company Small-Cap Stock Index Separate Account		7,329,215
Principal Life Insurance Company*	Deposits in insurance company Small Company Growth Separate Account		5,819,656
Fidelity Advisor Equity Growth Instl Fund	Deposit in mutual funds		9,424,707
Vanguard PrimeCap Fund	Deposit in mutual funds		8,081,156
Vanguard Growth Fund	Deposit in mutual funds		12,244,321
Vanguard Windsor II Fund	Deposit in mutual funds		24,697,507
Janus Aspen Mid Cap Growth I Fund	Deposit in mutual funds		130,697
Lexamar Corporation*	Common stock		83,983
Magna International Diversified Stock Fund:
MI Development Inc.*	Class A Subordinate Voting Shares	458,426	494,094
Magna International Inc.*	Class A Subordinate Voting Shares	3,457,224	3,603,555
Principal Life Insurance Company *	Funds on deposit with insurance company	115,717	115,717
Principal Life Insurance Company*	Life insurance policy		44,248
Participant notes receivable*	Maturing at various dates at interest rates ranging from 6.00% to 11.50%		14,166,893

			353,279,767

* Indicates party in interest to the Plan.

SCHEDULE H
Line 4(j)

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN
(formerly the Magna International of America 401(k) Plan)
E.I.N. 98-0095901, Plan #002

SCHEDULE OF REPORTABLE TRANSACTIONS

Year ended December 31, 2005

Identity of Party Involved	Description of Asset (Including Interest Rate and Maturity in Case of a Loan)	Purchase Price*	Selling Price*	Lease Rental	Expense Incurred With Transaction**	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Category (iii) — Series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets.
Magna International Inc.	— Class A Subordinate Voting Shares
	220 purchases	$53,850,683				$53,850,683	$53,850,683
	377 sales		$6,089,138			***	6,089,138	***
Magna Diversified Stock Fund
	113 purchases	159,616,555				159,616,555	159,616,555
	750 sales		22,367,933			***	22,367,933	***

*  Purchase and sale transactions include share exchanges and unitization through the Magna Diversified Stock Fund.

**  The commissions and fees related to purchases and sales of investments are included in the cost of investments or proceed from the sales and are not separately identified by the Trustee.

***  Historical cost information not available.

There were no category (i), (ii), or (iv) reportable transactions.

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SIGNATURE
THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN (formerly the Magna International of America 401(k) Plan) Audited Financial Statements and Supplemental Schedules December 31, 2005, 2004 and 2003 and Years ended December 31, 2005 and 2004
Table of Contents
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN (formerly the Magna International of America 401(k) Plan) STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS As of December 31
THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN (formerly the Magna International of America 401(k) Plan) STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS Years ended December 31
Schedules
THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN (formerly the Magna International of America 401(k) Plan) E.I.N. 98-0095901, Plan #002 SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2005
THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN (formerly the Magna International of America 401(k) Plan) E.I.N. 98-0095901, Plan #002 SCHEDULE OF ASSETS (HELD AT END OF YEAR) cont'd December 31, 2005
THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN (formerly the Magna International of America 401(k) Plan) E.I.N. 98-0095901, Plan #002 SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2004
THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN (formerly the Magna International of America 401(k) Plan) E.I.N. 98-0095901, Plan #002 SCHEDULE OF ASSETS (HELD AT END OF YEAR) cont'd December 31, 2004
THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLAN (formerly the Magna International of America 401(k) Plan) E.I.N. 98-0095901, Plan #002 SCHEDULE OF REPORTABLE TRANSACTIONS Year ended December 31, 2005